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John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7000 F 512.457.7001
May 15, 2007	PROS HOLDINGS, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH RULE 83 (17 C.F.R. § 200.83)

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Barbara Jacobs and Jay Ingram

Re:
PROS Holdings, Inc.
Registration Statement on Form S-1 filed April 4, 2007
File No. 333-141884

Dear Ms. Jacobs and Mr. Ingram:

        We are writing on behalf of our client, PROS Holdings, Inc. (the "Company"), in response to the letter of comments dated May 4, 2007 regarding the Company's Registration Statement on Form S-1 (File No. 333-141884, the "Registration Statement") from the Staff of the Securities and Exchange Commission to the Company. To respond to the Staff's comments, the Company is filing concurrently with this letter Amendment No. 1 to the Registration Statement ("Amendment No. 1").

        A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed and is also being filed electronically with the Commission. The numbered paragraphs herein restate the numbered paragraphs in the Staff's letter to the Company, and the discussion set out below each such paragraph is the Company's response to the Staff's comment. Page references in this letter are to page numbers in Amendment No. 1. For the Staff's convenience, we have included a table in Schedule 1 attached hereto identifying the page numbers in Amendment No. 1 containing revised disclosure in response to certain comments indicated thereon.

        In addition to providing disclosure in response to the Staff's comments, the Company advises the Staff that the Company has updated its disclosure as set forth in Amendment No. 1 to, among other things, include the Company's financial information for the three months ended March 31, 2007 and disclosure regarding the addition of a member to the Company's board of directors effective upon closing of the offering.

General

1.
We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

  Response: The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing a price range.

2.
Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31,2001 update to Our Current Issues and Rulemaking Projects outline for additional guidance.

  Response: The Company has revised the inside cover of the prospectus to include its artwork. The Company acknowledges that the Staff may have additional comments to this artwork.

Prospectus Summary—Overview

3.
You state here and elsewhere in the prospectus that you are "a leading provider of pricing and revenue optimization software....." Please provide support for the claims regarding your industry position. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

  Response: The Company believes that its long history of operations and profitability distinguishes the Company from its competitors. The Company's principal competitors are privately-held and as such competitively-sensitive information is not generally available. The Company also bases the statement that it is "a leading provider of pricing and revenue optimization software" on its review of third-party publications. Excerpts of third-party publications identifying the Company as a leading provider in its market include the following: [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—01]

  For the foregoing reasons, the Company believes that it is a leading provider of pricing and revenue optimization software.

4.
In the first paragraph, provide the basis for characterizing your science-based software products as "innovative" or otherwise explain.

  Response: The Company bases its characterization of its science-based software products as "innovative" on its experiences with customers and prospects across five industries and its regular review of third-party publications. Based on this review and experience, the Company believes that there is no pricing and revenue optimization software system being used in dynamic pricing applications with as an advanced a mix of pricing and optimization capabilities as the Company's pricing and optimization software products. [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—02]

5.
In light of the significant share of your revenues afforded by international sales, please consider making such disclosure in your summary. Provide contextual information that will explain the industry conditions or contractual relationships that result in a large proportion of your revenues from sales outside the Americas.

  Response: The Company has revised the disclosure as set forth on pages 1 and 51 in Amendment No. 1.

The Offering and Capitalization and Dilution

6.
Upon completion of the offering information and capitalization and dilution tables, we may have additional comments.

  Response: The Company acknowledges that the Staff may have additional comments.

Use of Proceeds

7.
Please disclose how you intend to invest the net proceeds prior to their use.

  Response: The Company has revised the disclosure as set forth on page 23 in Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

8.
Here or elsewhere as appropriate, please disclose the reasons for the one-time $41.3 million cash dividend.

  Response: The Company has revised the disclosure as set forth on pages 24 and 46 in Amendment No. 1.

9.
Management's discussion and analysis should include disclosure based on currently known events and uncertainties that are reasonably expected to have material effect upon the Company's operations and liquidity. Please revise the filing to discuss any known material trends relating to the growth of your revenues and future expansions. For example, we note from your disclosure in page 11 that over 50% of the Company's revenue is generated from outside the Americas and the Company plans to add personnel and facilities abroad to support and expand the growing global customer base. In addition, on page 32 under "Geographic revenue distribution" we note an increasing proportion of your revenues are coming from Europe, the Middle East and Africa. If sales to these regions involve pricing, terms or other aspects of your sales arrangements that differ materially from your Asia Pacific and Americas regions and those differences are reasonably likely to materially impact future operations and liquidity please revise to discuss these factors and differences and their reasonably likely impact. Please see Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" Section III.B.3 and Item 303 of Regulation S-K for additional guidance.

  Response: The Company has revised the disclosure as set forth on page 31 in Amendment No. 1. The Company initially marketed its products to the global airline industry, and, as a result, the Company's revenues have been international in nature. The Company's international sales contracts are denominated in US dollars and do not differ materially across geographic regions in terms of pricing, terms or other aspects of the Company's sales arrangements.

10.
You disclose on page 10 that the period over which you recognize license and implementation revenue for an implementation ranges from six months to several years. As a result, a substantial majority of your revenue is recognized on arrangements that were executed in previous periods. If this information as to the timing of revenue recognition would be material information to investors consider revising MD&A to provide tabular presentation or other disclosure of the impact on future revenue from these arrangements for contracts in place as of the latest balance sheet date.

  Response: The Company has revised the disclosure as set forth on page 30 in Amendment No. 1. The Company advises the Staff that the terms and conditions of the Company's contracts vary significantly. In particular, the implementation periods of the Company's contracts vary based on the nature of software products sold and the customers' unique implementation requirements. These implementation periods have typically ranged from six months to as much as several years. Since the Company's license and implementation revenue is recognized over the implementation period under the percentage-of-completion method, the timing of recognition of the Company's future revenue will also vary over time as such future revenue is dependent on the implementation periods. Thus, although the Company has visibility on the future revenue to be recognized from implementation contracts in place as of the latest balance sheet date, the timing of such revenue recognition under the terms of the current implementation contracts would not necessarily be indicative of the timing of revenue recognition on any future implementation contract, which would have different implementation periods. In addition, the timing of the Company's revenue recognition could change over the course of an implementation period if a customer changes its implementation schedule. For these reasons, the Company advises that any tabular disclosure of the Company's estimates of timing of recognition future revenue from contracts in place as of the latest balance sheet date would be misleading to investors.

Results of Operations

11.
Your discussion of results of operations highlights the components that are classified within each line-item on your statements of operations. Your disclosure, however, should also include a description of the reasons for any material changes in those line-items and you should indicate whether those changes represent an upward or downward trend. The discussion should not merely repeat numerical data contained in the financial statements. The causes for the changes shall be described to the extent necessary to an understanding of your business as a whole.

  Response: The Company has revised the disclosure as set forth on pages 37 to 44 in Amendment No. 1.

12.
Your discussion of the results of operations frequently does not quantify sources of material changes. Refer for example to disclosure on page 36 addressing the increase in gross margin. Furthermore, prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

  Response: The Company respectfully advises the Staff that the Company has quantified the elements throughout the comparative sections of MD&A to the extent such information is reasonably available and has further revised the disclosure as set forth on pages 37 to 44 in Amendment No. 1.

Application of Critical Accounting Policies and Use of Estimates

Stock-based Compensation

13.
Tell us your proposed initial public offering price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

  Response: [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—03]. For a background of the Company's discussion with the underwriters, the Company directs the Staff to Exhibit A to this response letter regarding the Company's stock-based compensation.

14.
Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated initial public offering price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

  Response: The Company has included the intrinsic value of all options granted since January 1, 2006 on pages 36, F-19 and F-20 of Amendment No. 1. Pursuant to paragraph A240 of SFAS No. 123R, the Company has included the aggregate intrinsic value of all stock options issued and exercisable at March 31, 2007 in footnote 6 to the consolidated financial statements. Further, the Company obtained a valuation on February 28, 2007 from Houlihan, Smith & Company, Inc., an unrelated valuation specialist as defined in the Practice Aid. The Company directs the Staff to Exhibit A to this response letter regarding the Company's stock based compensation, which includes the material assumptions for determining fair value for 123R purposes.

15.
Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise to disclose the following information related to issuances of equity instruments:

•
Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity-related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions;

•
Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

  Response: The Company obtained a valuation on February 28, 2007 from Houlihan, Smith & Company, Inc., an unrelated valuation specialist as defined in the Practice Aid. The Company directs the Staff to Exhibit A to this response letter regarding the Company's stock-based compensation, which includes the material assumptions for determining fair value for 123R purposes.

Liquidity and Capital Resources

16.
We note that your discussion of liquidity and capital resources is a recitation of the items contained within your cash flow statement. This does not appear to fully contribute to an understanding of your cash flows rather it repeats items that are readily determinable from the financial statements. Your disclosures should provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in the financial statements and the underlying reasons for the changes (e.g. cash receipts from customers, cash payments to suppliers, etc.). Refer to SEC Release 33-8350 and please revise.

  Response: The Company has revised the disclosure as set forth on pages 46 and 47 in Amendment No. 1.

Credit Facilities

17.
You indicate that you entered into $28 million credit facility in March 2007. You also indicate the credit facility contains a number of covenants. Expand your disclosure to indicate if you are currently in compliance with all covenants.

  Response: The Company has revised the disclosure as set forth on pages 47 and 48 in Amendment No. 1.

18.
Pursuant to Rules 5-02.19 and 5.02.22 of Regulation S-X and codified FRC 203.04, provide disclosure concerning the significant terms of the unused line of credit. The staff notes the disclosure on page 42 concerning restrictive covenants, conditions and default provisions that may warrant MD&A disclosure concerning any significant impact on future borrowing and liquidity. To the extent that it is reasonably likely that long-term liquidity is affected by any restrictive covenants under the lines of credits, revise the filing to provide management's discussion and analysis of the impact of any such known commitments or uncertainties- See Item 303 of Regulation S-K and codified FRC 501.02 for further guidance.

  Response: The Company has revised the disclosure as set forth on pages 4, 5, 6, 7 and 48 in Amendment No. 1.

Business, page 45 Industry Background, page 46

19.
Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on market analyses, such as those generated by Gartner and AMR Research, please confirm that PROS Holdings did not commission such reports.

  Response: The Company has revised the disclosure as set forth on pages 51 to 53 in Amendment No. 1 and has supplementally provided, as Exhibit B, excerpts of third-party reports on which the Company bases its beliefs, understandings, estimates and opinions in the Industry Background section of Business. The Company informs the Staff that it did not commission any of the reports generated by Gartner and AMR Research and referenced in the Registration Statement or any other report referenced in Exhibit B.

Customers, page 54

20.
Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

  Response: The Company has revised the disclosure as set forth on page 60 in Amendment No. 1.

21.
Please advise us of all the countries in which you operate and all countries where you conducted sales in the last fiscal year.

  Response: The Company informs the Staff that it does not have permanent offices or significant assets outside the United States and supports its operations principally with individuals operating in the United States but also with individuals operating out of the following countries: [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—04]. The Company had new license and implementation sales in the last fiscal year and the three months ended March 31, 2007 in the following countries: [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—05]

        As of March 31, 2007, the Company had customers located in the following countries: [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—06]

Case Studies, page 54

22.
We note the disclosure regarding the customer case studies commencing on page 63. Revise to identify the parties that serve as your examples. Also, confirm that you have obtained the supplemental consent of these entities to be cited in your prospectus.

  Response: [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—07]

  The Company believes that these case studies are relevant and important examples across a representative cross-section of industries necessary to help the Company's investors understand the Company's business given its complex and novel application of technology to pricing and optimization problems. While the Company acknowledges that the Staff is not bound by prior precedent, the Company would like to direct the Staff to the Guidance Software registration statement on Form S-1, as amended, filed with the Securities and Exchange Commission on September 15, 2006. This prospectus similarly did not identify the registrant's customers in the case studies that it used. The Company is not seeking to be novel in its disclosure practices but feels the information as presented is important and beneficial to investors.

Management, page 58

23.
We note your disclosure that Mr. Gruner is serving as the independent director for your three Board committees. As it appears that you intend to rely upon the "phase-in exception" to NASDAQ's independence rules, please clarify this and provide a concise description of the exception and the effect that it will have on the company and its shareholders. See Instruction 1 to Item 407(a) of Regulation S-K.

  Response: The Company has revised the disclosure as set forth on page 67 to 69 in Amendment No. 1. The Company has also added disclosure regarding a new director who will join the Company's board of directors immediately following the closing of this offering and who the Company anticipates will be an independent director under applicable standards.

Executive Compensation, page 63

24.
Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide the necessary information required by that Item. In particular, we note that Compensation Discussion and Analysis is limited to a discussion of the objectives of your compensation programs and the elements that comprise your compensation programs but appears to lack certain disclosure required by Item 402(b). For example, it is not clear why you choose to pay each element of compensation, how you determine the amount (and, where applicable, the formula) for each element to pay, and how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(iv)-(vi). In addition, Item 402(b)(2) sets forth examples of material information that may be appropriate for discussion in Compensation Discussion and Analysis but it is unclear from your disclosure what consideration you have given to the illustrative examples guiding the disclosure concept contained in Item 402(b). We specifically refer you to Item 402(b)(2)(i)-(v), (viii)-(x), and (xii)-(xv). Please advise us as to how these topics are addressed in Compensation Discussion and Analysis or otherwise advise as to the reasons the particular topic(s) is not applicable to your executive compensation program.

  Response: The Company has revised the disclosure as set forth on pages 71, 72, 76, 77, 78 and 79 in Amendment No. 1.

25.
We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-based incentive compensation. Please discuss the specific items of company performance and individual objectives used to determine incentive amounts, how your incentive awards are specifically structured around such performance goals and individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v)-(vii). Finally, to the extent that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

  Response: The Company has revised the disclosure as set forth on pages 72, 76, 77, 78 and 79 in Amendment No. 1 to discuss the specific items of company performance and individual objectives used to determine incentive amounts and to provide investors with insight into the compensation committee's analysis of the various components and respective targets as well as a sense of how hard the targets are to achieve or how likely it is they will be met.

26.
The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1. of Release No. 33-8732A. In this regard, we note some disparity between Mr. Winemiller compensation and that of the other named executive officers. Given this, we would expect to see a more detailed discussion of how and why Mr. Winemiller's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

  Response: The Company has revised the disclosure as set forth on pages 79 and 80 in Amendment No. 1.

27.
On page 65, we note disclosure that as of March 31, 2007 there were outstanding stock options to purchase 415,247 shares of common stock. We also note disclosure on page 71 that you had no outstanding equity awards held by executive officers at December 31, 2006 yet this disclosure does not appear consistent with that contained in the first full paragraph of page 69, which indicates that each of your executive officers holds options or shares of common stock. Please clarify.

  Response: The Company has revised the disclosure as set forth on pages 73 and 80 in Amendment No. 1.

28.
On page 69, clarify why you believe that replacing backlog with contract sales for the 2007 cash incentive bonus plan aligns the interests of the executive officers with their 2007 annual performance and shareholder value.

  Response: The Company has revised the disclosure as set forth on page 78 in Amendment No. 1.

Summary Compensation Table, page 69

29.
Item 402(a)(3)(iii) requires that disclosure shall be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. Please revise your disclosure as appropriate or otherwise advise us of the basis for providing disclosure for only three named executive officers.

  Response: The Company believes that only the officers listed in the Summary Compensation Table as "named executive officers" are the "executive officers" of the Company. The named executive officers listed in the Summary Compensation Table are solely in charge of the Company's principal business functions and are the only officers who perform policy-making functions. The other persons identified in the Management table on page 64 of Amendment No. 1 execute tactical operations of the Company in a dynamic, team-based manner as directed by the three identified executive officers. The Company advises the Staff that these significant employees do not perform policy-making functions or have authority over principal business functions.

30.
In footnote (1), we note reference to the "PROS Bonus Plan". Please ensure that you include appropriate disclosure of this plan in Compensation Discussion and Analysis.

  Response: The Company has revised the disclosure as set forth on page 79 in Amendment No. 1 to correct the reference to "PROS Bonus Plan" in footnote (1) to read "our cash incentive bonus plan," which is described in the "Compensation discussion and analysis for named executive officers" section.

31.
Please provide appropriate narrative disclosure pursuant to paragraph (e) of Item 402 of Regulation S-K.

  Response: The Company has revised the disclosure as set forth on pages 79 and 80 in Amendment No. 1.

32.
In the second full paragraph on page 61, with respect to your disclosure regarding the feature of the option grants allowing for immediate exercise, please clarify whether such feature is specific to these option grants or a general term of your 2007 plan. Please also discuss here or elsewhere as appropriate, the purpose of such feature.

  Response: The Company has revised the disclosure as set forth on pages 74 and 75 in Amendment No. 1.

Options Exercised and Stock Vested, page 70

33.
With respect to the information being reported here for Mr. Murphy, please provide disclosure regarding the shares acquired on vesting or otherwise advise. For purposes of clarity please provide footnote disclosure to indicate that the stock acquired on exercise and vested stock disclosed here for named executive officer(s) relate to the same award.

  Response: The Company has revised the disclosure as set forth on page 80 in Amendment No. 1.

Certain Relationships and Related Party Transactions, pace 73

34.
We acknowledge the disclosure on page 73 that the audit committee must approve any related-party transactions. Please expand the disclosure to describe the policies and procedures that comprise the review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. This includes a discussion of the standards to be applied pursuant to such policies and procedures and discussion of where an investor may locate the writings evidencing these policies and procedures. See Item 404(b)(l)(ii) and (iv).

  Response: The Company has revised the disclosure as set forth on page 84 in Amendment No. 1.

Principal and Selling Stockholders, page 74

35.
We note that a portion of the underwritten shares will be offered and sold on behalf of selling stockholders. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. 1.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations, Finally, please confirm that none of the selling stockholders are broker dealers or affiliates of broker dealers.

  Response: The Company has revised the disclosure as set forth on page 86 in Amendment No. 1 and informs the Staff that no selling stockholder is a broker dealer or an affiliate of a broker dealer.

Consolidated Balance Sheets, page F-3

36.
If the effective date of registration statement is delayed, please update the financial statements pursuant to Rule 3-12 of Regulation S-X.

  Response: The Company has updated the Registration Statement to include the Company's financial information for the three months ended March 31, 2007.

Consolidated Statements of Income. page F-4

37.
Confirm to us that you recognize "license and implementation services" revenue using the percentage-of-completion method. This revenue is presented as "license and implementation" on your statement of operations. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b) of Regulation S-X that supports allocating the arrangement fee in the income statement based on "license and implementation" and "maintenance and support" you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

  Response: The Company informs the Staff that in accordance with SOP 97-2 paragraph 7, the Company recognizes license and implementation revenue using the percentage-of-completion method due to the significant amount of modification and customization that has to occur to deliver the software in a workable state (six months to several years) and therefore, the related revenue is presented as license and implementation revenue on the Company's statements of operations.

  The Company considered various allocation methodologies on the income statement. However, because the license and implementation elements of the Company's customer arrangements are interrelated, and because of the lack of vendor-specific objective evidence ("VSOE") of fair value of either element, the Company believes that combining these elements for income statement presentation, while separately presenting PCS revenue for which it does have VSOE of fair value, is the most appropriate allocation methodology for the Company's business.

  For the Company's bundled arrangements, in which there is a lack of VSOE of fair value for the maintenance and support element (this is related to the Company's fixed-term subscription arrangements—please also see the response to comment no. 42), revenue is included in the license and implementation revenue on the Company's statements of income. Revenue from these fixed-term subscription arrangements was approximately 2.2%, 6.2% and 7.2% of total revenue in 2004, 2005, and 2006, respectively, and 3.9% of total revenue for the three months ended March 31, 2007.

  The Company has also expanded its revenue recognition footnote on pages F-9 and F-10 of Amendment No. 1 to clarify and more fully discuss its accounting for fixed-term subscription arrangements. The Company has amended this footnote to disclose the percentage of revenue that these contracts represent, however, if the amounts become more significant as a percentage of total revenue, the Company will reconsider displaying such amounts on the face of the statement of income at that time.

Note 1: Organization and Summary of Significant Accounting Policies Segment Information

38.
We note that you do not discuss information related to reportable segments such as factors used to identify reportable segments, the basis of organization, and sources of revenues, information about reported profit or loss (including certain revenues and expenses included in segment profit or loss) and segment assets. We also do not see how you have addressed the disclosure requirements under SFAS 131 to disclose certain information on an entity-wide basis about products and services and sales to major customers. Please revise to address the disclosures required pursuant to SFAS 131 or tell us why revision is not required.

  Response: The Company has revised the disclosure as set forth on pages F-12 and F-13 in Amendment No. 1. The Company informs the Staff that the Company sells one solution suite and believes it operates in one reportable segment: the sale and service of pricing and revenue optimization software. The Company's Chief Executive Officer is its chief operating decision maker ("CODM"). The Company prepares and its CODM reviews a monthly financial reporting package which summarizes revenue and backlog by industry. Costs are reported by functional department (cost of revenues, research and development, general and administrative). The Company does not allocate these costs by industry or by geography for internal or external reporting purposes. In addition, substantially all of the Company's assets are located in its corporate office in Houston, Texas.

  The Company has reviewed the disclosure requirements of SFAS 131 and has clarified the notes to consolidated financial statements to include a discussion in footnote 1, entitled "Segment Reporting", which discusses the factors used to identify reportable segments, the basis of organization, the sources of revenue, profit or loss, and segment assets. The Company has also reviewed the entity-wide disclosure requirements under SFAS 131 and believes that the additional discussion contained in footnotes 1 and 9 disclose all information required under SFAS 131.

Revenue Recognition, page F-8

39.
On page 31, you indicate that the arrangement with customers typically include license fees paid for the use of your products either in perpetual or over a specified term and implementation services for configuration, training services and post-contract support (PCS) services. You also indicate that the implementation services are essential to the functionality of your software and therefore license revenue is recognized together with the implementation services based on the percentage of completion method. Please address the following:

•
Tell us how you considered the guidance in paragraphs 63 to 71 of SOP 97-2 when determining that it is appropriate to apply contact accounting.

•
Tell us how you account for your PCS services under this arrangement. Explain how you have applied the guidance in paragraphs 10 and 57 of SOP 97-2 to allocate fair value to PCS. Explain how your accounting complies with TPA 5100.49—"Application of Contract Accounting in Software Arrangements—Part II."

  Response: The Company informs the Staff that the Company follows the guidance in SOP 97-2, paragraphs 63-71, in determining the proper accounting for the Company's contracts, specifically as SOP 97-2 pertains to the service component of the Company's software arrangements. Under these provisions of SOP 97-2, in order to account separately for the service element of an arrangement that includes both software and services, sufficient VSOE of fair value must exist to permit allocation of the revenue to the various elements of the arrangement. Additionally, the services must not be essential to the functionality of the software.

  The Company's products analyze, execute and optimize pricing strategies using data from traditional enterprise applications, often augmenting it with real-time and historical data. There is significant configuration of the Company's software required to utilize its customer's real-time and historical operating data, and the software will not function as intended without this configuration. The Company considers this configuration to be essential to the functionality of the software and therefore believes that the service element cannot be accounted for separately.

  The Company considered the factors in paragraphs 70 and 71 of SOP 97-2 in determining that the service element is essential to the functionality of the software and whether the software should be accounted for separately as a service element.

  The paragraph 70 factors indicating that the service element is essential to the functionality of the other elements in the arrangement include:

  •
  The software is not off the shelf software. The Company's software is not off-the-shelf software and has never been licensed to a new customer without implementation services.

  •
  The services include significant alterations to the features and functionality of the off-the shelf software. The Company's software is not off-the-shelf software.

  •
  Building complex interfaces is necessary for the vendor's software to be functional in the customer's environment. The Company's software is required to be integrated into the customer's existing data platforms, which requires customized interfaces to be built for the Company's products.

  •
  The timing of payments for the software is coincident with performance of the services. The timing of the payments for the software is based upon either milestones or time and are negotiated in each customer's contract with payments due throughout the implementation period, which range in time from six months to several years.

  •
  Milestones or customer specific acceptance criteria affect the realizability of the software license fee. The timing of the payments for the software is based upon either milestones or time and are negotiated in each customer's contract with payments due throughout the implementation period.

  The Company used its judgment in determining whether the obligation to provide services in addition to the delivery of software should be accounted for separately as a service element under paragraph 71 factors based on the following factors:

  •
  The services are available from other vendors. As part of the licensing arrangement, the Company never sells the software without implementation services. Therefore, the Company believes this implementation service element is essential to the functionality of its software, and it believes this to be a key differentiator in its products being selected over its competitors' products. Although the Company may have a subcontractor assisting it with certain elements of an implementation, except for the implementation of the Company's cargo products (please see the Company's response to comment no. 41), the Company is the primary provider of implementation services for its products.

  •
  The services do not carry a significant degree of risk or unique acceptance criteria. The implementation services to configure the Company's software to its customers' real-time and historical operating data is significant, and the science underlying the Company's software is complex. As such, the Company's software will not function as intended without this successful configuration, which is specific to each customer. If a customer were to attempt to implement the services without the Company's assistance, there would be a significant degree of risk that the Company's software products would not function as intended.

  •
  The software vendor is an experienced provider of the services. As part of the licensing arrangement, the Company never sells the software without implementation services, and the Company believes this implementation element, which includes configuration, is essential to the functionality of the software. The Company is an experienced provider of its implementation services and has over 15 years of experience in implementing its products.

  •
  The vendor is providing primarily implementation services. The Company believes the implementation service element is essential to the functionality of its software license. Additionally, maintenance and support represent 35% of the Company's total 2006 revenue. Furthermore, the Company does not provide implementation services for any other company's pricing software. Therefore, the Company does not believe that it is a provider of primarily implementation services.

  •
  Customer personnel are dedicated to participate in the services being performed. Generally, the Company's customers have dedicated personnel that participate in the implementation.

  Post-Contract Support

  One of the elements contained in the Company's perpetual license software contracts is Post-Contract Support ("PCS"). The Company establishes VSOE for PCS based on paragraph 57 of SOP 97-2, which states that, "the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate)." The Company respectfully submits to the staff that, since VSOE is established by negotiation with its customers on an individual contract basis and not established by management, paragraph 10 of SOP 97-2 is not the basis for establishing VSOE for PCS. In addition, the Company has substantial history of renewing at the stated renewal rate in the contract on a customer by customer basis. As such, its PCS services have VSOE of the fair value pursuant to paragraph 57 of SOP 97-2. Accordingly, the Company accounts for PCS-related services separately from the balance of the arrangement that is being accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts and the relevant guidance in paragraphs 74-91 of SOP 97-2 and in SOP 81-1, Accounting for Performance of

  Construction-Type and Certain Production-Type Contracts. Where VSOE is not established (the Company has not established VSOE for maintenance on fixed-term licenses—please see the Company's response to comment 37), PCS is bundled with license and implementation revenue and recognized ratably over the term of the software contract beginning when the product is delivered.

  Pursuant to TPA 5100.49, Application of Contract Accounting in Software Arrangement (Part II), the Company has VSOE of the fair value of its PCS services, and accordingly, it accounts for its PCS-related services separately from the balance of the arrangement that is being accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts and the relevant guidance in paragraphs 74-91 of SOP 97-2 and in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

40.
You indicate that you are using "the percentage of man-days incurred during the reporting periods as compared to the estimated total man-days for each contract estimated necessary for implementation of the software products." Tell us why you believe that it is appropriate to measure progress-to-completion using this input method and how your accounting complies with paragraphs 74 through 91 of SOP 97-2.

  Response: The Company informs the Staff that the Company has evaluated the measurement of progress to completion according to the guidance from paragraphs 78 through 91 of SOP 97-2. Pursuant to paragraph 46 of SOP 81-1, under the percentage-of-completion method, progress toward completion can be measured by input measures or output measures. Based on the nature of the implementation services, the Company has determined that output measures cannot be reliably established and therefore base the measure of the Company's progression towards completion on input measures. As a result, the Company uses its total man-days expended on an implementation during the reporting period as a percentage of its total man-days estimated to be necessary to complete the implementation of its software products to derive the percentage of completion. The Company considers this input measure as the most reliable and meaningful measure for determining the progress of its projects toward completion because the significant configuration of its software is labor intensive. The selection of this input measure is also supported by the guidance provided by paragraph 83 of SOP 97-2.

  The Company has reviewed paragraph 75 of SOP 97-2. Under paragraphs 21 through 33 of SOP 81-1, for entities engaged on a continuing basis in the production and delivery of goods or services under contractual arrangement and for whom contracting represents a significant part of their operations, the presumption is that they have the ability to make estimates that are sufficiently dependable to justify the use of the percentage-of-completion method of accounting. Accordingly, entities generally have the ability to produce reasonable and dependable estimates and to such entities the percentage-of-completion method of accounting is preferred in most circumstances. The Company has a long history of producing and utilizing reasonable and dependable estimates of man-days required for implementation for percentage-of-completion revenue recognition purposes and believes it is the proper accounting treatment for the Company's arrangements.

  The Company has also considered the potential for segmentation of its contracts pursuant to paragraphs 76 and 77 of SOP 97-2. Pursuant to paragraphs 76 and 77, software arrangements may have discrete elements that meet the criteria for segmenting in paragraphs 39 through 42 of SOP 81-1. The Company does not believe that it has met the criteria for segmenting revenue recognition on its customer arrangements as all phases of work are always negotiated concurrently and are not sold separately (except for PCS).

41.
You indicate on page 31 that for certain arrangements, you engage an independent contractor to assist in the implementation and recognize revenue from these engagements net of the fees owed to the independent contractor. Tell us how you considered each of the factors in EITF 99-19 in determining whether revenues from such services should be recognized on a gross or net basis.

  Response: The Company informs the Staff that the Company uses an independent contractor to provide implementation services for its PROS O&D Cargo RMS Short-Term Module and its PROS O&D Cargo RMS Medium-Term Module. [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—08]

  EITF 99-19 discusses whether the facilitation of business transactions provides an adequate basis for recording revenue on a gross basis, concluding that this question "is a matter of judgment that depends on the relevant facts and circumstances," and that certain factors or indicators should be considered in making that determination.

  The Company analyzed the factors that should be considered when determining the proper accounting according to EITF 99-19:

  Indicators of gross revenue reporting:

  •
  The Company is the primary obligor in the arrangement. Due to the domain expertise of the Company's independent contractor, the independent contractor is primarily responsible for the scoping, pricing, fulfillment, configuration, delivery and customer acceptance of the software to satisfy the requirements described in the contract. The Company has a limited role in the delivery of the software, only providing science and limited development and documentation work. The contractor is also responsible for provision of maintenance on these products. Due to the significant role the independent contractor plays related to these products and as the contractor is the primary customer contact for all phases of work described above, the Company believes that the customer also considers the independent contractor to be the primary obligor for the Company's product in these arrangements.

  •
  The Company has general inventory risk. Not applicable as there is no inventory associated with these sales.

  •
  The Company has latitude in establishing price. The Company prices its product in conjunction with the contractor who estimates the implementation services and any product requirements needed in order for the Company's software to properly function in its customers' environment. The contractor also receives a portion of the license fee. The pricing of the software product and services offered to the customer is agreed upon between the Company and its contractor.

  •
  The Company changes the product or performs part of the service. The Company's contractor performs the implementation services, which includes the installation of the software and extracting the Company's customer's data as required for its software to properly function. In addition, any changes to the optimization module, which is contained in the Company's software product, due to specific customer requirements are performed by the Company's contractor.

  •
  The Company has discretion in supplier selection. The market in which the Company uses this contractor is a niche market requiring specialized skills that are not readily available. The Company is not aware of other contractors which have the specialized skills needed to perform the implementation services and modify the Company's product. Therefore, the Company does not believe that it has the discretion in supplier selection.

  •
  The Company is involved in the determination of product or service specifications. The Company's contractor is responsible for determining the configuration requirements needed in order for the Company's software to function properly in its customer environment and performs the implementation services.

  •
  The Company has physical loss inventory risk. Not applicable as there is no inventory associated with these sales.

  •
  The Company has credit risk. The contractor and the Company, both have credit risk. Pursuant to the Company's agreement with its independent contractor, any fees to be paid by the Company to the independent contractor are contingent upon the Company first receiving payment from its customer. However, the Company's level of effort in providing service is low such that in the event of non-payment by the customer, the Company is not out-of-pocket for a sizable investment of time, unlike the independent contractor. The Company's credit risk exists only on the net amount (gross contract less contractor's amount).

  Indicators of net revenue reporting:

  •
  The supplier (not the Company) is the primary obligor. Due to the domain expertise of the Company's independent contractor, the independent contractor is primarily responsible for fulfillment, configuration, delivery and customer acceptance of the software to satisfy the requirements described in the contract. The Company has a limited role in the delivery of the software only providing science and limited development and documentation work. Additionally, the contractor is primarily responsible for provision of maintenance for the product.

  •
  The amount the Company earns is fixed. The amount the Company earns is fixed, but the amount earned by the contractor is variable. For example, if the contractor completes an implementation in fewer hours than budgeted, then the contractor reaps the benefit and not the Company.

  •
  The supplier (not the Company) has credit risk. The contractor and the Company, both have credit risk. Pursuant to the Company's agreement with its independent contractor, any fees to be paid by the Company to the independent contractor are contingent upon the Company first receiving payment from its customer. The Company's credit risk exists only on the net amount (gross contract less contractor's amount).

  EITF 99-19 indicates that the relative strength of each factor should be assessed against individual circumstances. The Company believes based on the relevant facts and circumstances that it does not have the risks and rewards as principal in the transaction and revenue on these arrangements should be recognized on a net basis based on the amount retained.

42.
Tell us and clarify your revenue recognition policy disclosure for license software products for fixed term contracts. The policy only states that revenue for fixed-term licenses, which include maintenance and revenue, is recognized ratably over the license term. Clarify your terms and how the related costs are accounted for and the basis for ratable recognition. Reference the applicable supporting authoritative accounting literature in your response.

  Response: The Company has revised the disclosure as set forth on page F-9 in Amendment No. 1. The Company informs the Staff that the Company's revenue from fixed-term licenses represents approximately 2.2%, 6.2%, and 7.2% of its 2004, 2005 and 2006 revenue, respectively, and is 3.9% of revenue for the three months ended March 31, 2007. When a fixed term license is negotiated, the subscription term begins upon the effective date of the contract, and the license and customer support run concurrently when these contracts are negotiated. Because product will not have been delivered on the effective date, subscription revenue and costs are deferred until the delivery of the product pursuant to paragraph 12 of SOP 97-2. The Company has clarified the notes to consolidated financial statements to indicate that the costs associated with these contracts are deferred so that revenue and cost are properly matched in the income statement.

43.
We note your disclosure where you indicate "Maintenance and support revenue is generally attributed to those contracts based on specific renewal pricing contained therein and recognized ratably over the period in which the services are provided." Please explain and disclose how you considered the guidance 10 of SOP 97-2 in concluding that you can reasonably establish VSOE for such services.

  Also, address the issue that if the renewal rates vary from customer to customer, how you can reasonably estimate fair value.

  Response: The Company submits to the Staff that, since VSOE is established by negotiation with the Company's customers on an individual contract basis and not established by management, paragraph 10 of SOP 97-2 is not the basis for establishing VSOE for PCS at the Company.

  Paragraph 57 of SOP 97-2 indicates that the best evidence of the fair value of PCS is the price the customer will be required to pay when the PCS arrangement is sold separately, that is, the renewal rate. Each contract that the Company enters into includes a stated renewal rate for PCS. The stated renewal rate is equal to the rate in the original contract. The Company has a substantial history of such renewals, all of which are at the stated renewal rate on a customer by customer basis. Additionally, over the past three years, the Company's customers have renewed an average of 96% of the maintenance and support revenue that was up for renewal. Therefore, the Company believes that the PCS-related services have VSOE of the fair value pursuant to paragraph 57 of SOP 97-2, and that the PCS-related services are generally accounted for separately from the balance of the arrangement that is being accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts and the relevant guidance in paragraphs 74-91 of SOP 97-2 and in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

44.
Address how you determine the payment terms you offer your customers and what you believe your "normal and customary" payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Refer to paragraphs 27 through 30 of SOP 97-2.

  Response: [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—09]. Normal and customary payment terms are net amount due within 60 days of the date of invoice or less. The Company does not have any payment terms that extend beyond 60 days from when the invoice is issued, thus there are no extended payment terms. Therefore, after consideration of paragraphs 27 to 30 of SOP 97-2, the Company believes that payment terms for its customer arrangements are fixed and determinable.

Note 5: Stockholders' Equity Stock Options. F-15

45.
We note that you adopted SFAS 123(R) on January 1,2006 and that your current disclosures do not appear to provide all of the disclosures required by SAB 107 and SFAS 123(R). Please tell us your consideration for the disclosure requirements of SAB No, 107, Section H, Question 1, which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R). Please revise your disclosures as applicable.

  Response: The Company informs the Staff that the Company has evaluated the disclosure requirements referenced in SAB 107 for the Registration Statement and Amendment No. 1 and directs the Staff to the Company's analysis and revisions, as applicable, on Exhibit C to this response letter.

46.
Please provide us with the following information in chronological order for stock option grants and other equity-related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

•
The nature and type of stock option or other equity-related transaction;

•
The date of grant/issuance;

•
Description/name of option or equity holder;

  •
  The reason for the grant or equity-related issuance;

  •
  The number of options or equity instruments granted or issued;

  •
  The exercise price or conversion price;

  •
  The fair value of underlying shares of common stock;

  •
  Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc;

  •
  The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

  •
  The amount and timing of expense recognition; and

  •
  Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

  Response: The Company informs the Staff that it did not grant any stock option grants or other equity awards in 2006. In Amendment No. 1, the financial information for the three months ended March 31, 2007 reflects the expense related to the grant of stock options to purchase 860,000 shares of the Company's common stock on March 26, 2007. Of these options, the Company is amortizing the expense of the options to purchase 830,000 shares of common stock over the four-year vesting period on a monthly basis beginning on the date of grant and has expensed all the options to purchase 30,000 shares, which were immediately vested on the date of grant. The Company directs the Staff to Exhibit A to this response letter regarding the Company's stock-based compensation.

47.
Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

  Response: The Company acknowledges the Staff's comment and will provide the Staff with updates to the requested information for all equity-related transactions subsequent to this request and through the effective date of the registration statement.

48.
Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

  Response: The Company directs the Staff to Exhibit A to this response letter regarding the Company's stock-based compensation and the valuation report attached as Annex B.

49.
As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

•
For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

  •
  Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

  Response: The Company respectfully advises the Staff that the Company included the disclosure on page F-19 of Amendment No. 1 and that the Company did not make any grants of options or other equity awards in 2006. The Company directs the Staff to Exhibit A to this response letter regarding the Company's stock-based compensation and its response to comment no. 14.

50.
In addition, if your disclosure refers to the use of an unrelated valuation specialist, please name the specialist and include the expert's consent pursuant to Rule 436(b) of Regulation C, or alternatively, remove the reference.

  Response: The Company has revised the disclosure as set forth on page 74 in Amendment No. 1 to remove the reference to the valuation report.

Note 9: Concentration of Credit Risk, page F-20

51.
We note your disclosures on page F-20 where you indicate that one customer accounted for greater than 10% of the Company's revenues in 2005- In view of the significance of your long-term contractual customer relationships, which extend beyond an annual reporting period, please revise to disclose the name of this customer and its relationship, if any, to the Company in the "Business" section of the prospectus.

  Response: The Company has revised the disclosure as set forth on page 60 in Amendment No. 1.

Schedule II Valuation and Qualifying Accounts, page F-21

52.
Please explain the reason why your allowance for doubtful accounts is approximately 8% of your accounts receivable as of December 31, 2006 in view of the relatively small charges and credits noted in Schedule II on page F-21.

  Response: The Company's allowance for doubtful accounts considers the relative risk in the industries in which it does business. In particular, the Company has a portfolio of accounts receivable balances that are concentrated in the airline industry. The Company has historically experienced higher credit losses in this industry due to customer credit or cash flow issues that occur after the completion of a contract. Due to these additional volatilities in this industry, the Company believes that a higher reserve is required to reflect the industry risk and the additional potential for bad debt. The Company believes that its allowance for doubtful accounts is adequate after consideration of this additional risk.

Part II—Information Not Required in Prospectus Exhibits

53.
Please file the voting agreement referenced on page 60.

  Response: The Company has added the voting agreement as an exhibit to Amendment No. 1.

*****

Please note that the Company requests that the Staff permit the Company's request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the registration statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff's attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (512) 457-7090 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

DLA Piper US LLP

By:	/s/ JOHN J. GILLULY III, P.C. John J. Gilluly III, P.C.
cc:	Albert E Winemiller, PROS Holdings, Inc. Charles H. Murphy, PROS Holdings, Inc. C. Heath Glannon, CFA, The Nasdaq Stock Market

SCHEDULE 1

Comment No.	Page No. in Amendment No. 1
2	Inside cover page
5	1, 51
7	23
8	24, 46
9	31
10	30
11	37 to 44
12	37 to 44
14	36, F-19, F-20
16	46, 47
17	47, 48
18	4, 5, 6, 7, 48
19	51 to 53
20	60
23	67 to 69
24	71, 72, 76, 77, 78, 79
25	72, 76, 77, 78, 79
26	78
27	73, 80
28	78
30	79
31	79, 80
32	74, 75
33	80
34	84
35	86
37	F-9, F-10
38	F-12, F-13
42	F-9
50	74
51	60

EXHIBIT A

Stock-Based Compensation Information

        To facilitate the Staff's review of the Registration Statement on Form S-1 filed April 4, 2007 of PROS Holdings, Inc. (the "Company"), the Company is supplementally providing the following information related to the issuance of the Company's securities, their fair value determinations and the assumptions and methodologies used in determining such fair value throughout 2006 and in connection with the issuance of stock options in 2007. As there is no estimated offering price at this time, the Company will discuss in a subsequent response the reasons for any increase in fair value between the last grant date discussed herein and the estimated offering price.

Equity and Equity Award Issuances

        Equity Issuances.    Since January 1, 2006, the Company has not issued any preferred stock and has issued 1,085,000 shares of common stock, all of which were the result of exercises of stock options granted previous to January 1, 2006.

        Option Issuances.    Since January 1, 2006, the Company has issued nonstatutory stock options to purchase an aggregate of 1,160,000 shares of common stock (the "Options") as follows:

Date of Board Approval	Number of Shares Underlying Options Granted	Exercise Price	Fair Value of Share of Common Stock	No. of Recipients
3/26/2007	860,000	$6.00	$6.00	92
4/2/2007	300,000	$6.00	$6.00	2
Total:	1,160,000

        Annex A is a list of the types of the holders of the Options and the number of shares for which those Option are exercisable. The Company made these Option grants to motivate, reward and retain its officers, employees and advisors, especially since the Company had not granted any stock options in 2006.

Fair Value Determinations

        The exercise price of the Options was set to be equal to the fair value of the Company's common stock as of March 26, 2007 as determined by the Company's Board of Directors (the "Board"). In multiple meetings prior to the grants of the Options, the Board discussed the many relevant factors impacting the valuation of the Company. During such discussions and in making the fair value determinations, the Board considered (i) certain quantitative and qualitative factors; (ii) an independent valuation report of the fair value of the Company's common stock as of February 28, 2007 by Houlihan Smith & Company, Inc. ("Houlihan") attached hereto for your reference as Annex B (the "Houlihan Report"); and (iii) discussions with underwriters in preparation for the potential initial public offering of the Company's common stock (the "IPO").

Quantitative and Qualitative Factors

        The Board considered the following quantitative and qualitative factors based on what the Board believed were the most appropriate means of valuing the Company's common stock, including industry methodologies and practices on valuations. The Board reviewed each factor and weighted each one on the relative importance that the Board attributed to such factor based on their experiences with company valuations.

        Quantitative factors that the Board considered during its meetings in evaluating the fair value of the Company's common stock included the following:

  •
  Stock market values and various financial ratios and trading multiples of companies deemed to be comparable to the Company based on industry, size and capital structure;

  •
  Transaction multiples deemed to be comparable to the IPO based on industry and size;

  •
  Capitalization structure of the Company, including the preferences of the shares of the Company's preferred stock outstanding as of such time;

  •
  The Company's recent financial results compared to its previous estimates;

  •
  The Company's financial condition and its consideration of a transaction involving the redemption of all outstanding preferred stock, payment of cash dividend and incurrence of indebtedness (such transaction, the "Dividend Recapitalization"); and

  •
  The Company's currently forecasted financial results.

        Qualitative factors that the Board has considered throughout such meetings included the following:

  •
  Status of existing customer relationships and the sales pipeline;

  •
  Progress of implementation projects against the Company estimates;

  •
  Competitive considerations, including the position of the Company's software products and the status of the software product development initiatives;

  •
  Customers' and prospective customers' technology spending habits and general economic conditions;

  •
  Key hires and employee departures;

  •
  Lack of liquidity of the Company's common stock;

  •
  Probability of continuing to qualify for the general business tax credit and the amount thereof;

  •
  The then-current prospects for the potential initial public offering of the Company's common stock and the estimated timing of such an offering.

Independent Valuation

        In connection with the issuance of the Options in compliance with Section 409A of the Internal Revenue Code ("Section 409A"), the Board asked management to obtain an independent valuation of the Company's common stock as of the latest practicable date. Management engaged Houlihan, as an unrelated valuation specialist as defined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "AICPA Practice Guide"), to perform such valuation as of February 28, 2007. The Houlihan Report (i) assessed the background and operating characteristics of the Company, (ii) summarized the general economic outlook and the outlook for the enterprise software industry and pricing and revenue optimization industry, (iii) reviewed the historical and projected financial results of the Company and (iv) set forth explicit values for the common stock of the Company via the application of two industry recognized valuation techniques for going concern companies. These valuation techniques included a market approach based on multiples of comparable companies and multiples of recent acquisitions of companies in the software market (applied to the Company's 2006 financial metrics) and an income approach based on a discounted cash flow analysis. The results of the market approach and income approach were then equally weighted to derive an equity value and an indicated common stock value per share for the Company.

        Houlihan then discounted such derived values based on certain characteristics of the shares to be acquired in connection with the equity awards, including the fact that such shares shall represent a minority interest in the enterprise subject to controlling stockholders and shall lack the marketability of the liquid shares of freely traded public company securities. The analysis for each was as follows: [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—10]

Discussions with Underwriters

        In November 2006, the Company provided limited financial information to various investment banks requesting a proposal from each of them for underwriting the IPO. A number of investment banks submitted marketing materials (pitch books) to the Company setting forth summary valuation reports based on the limited financial information provided. The assumptions and valuation methodologies differed significantly amongst the valuation reports of the various investment banks. This resulted in significant inconsistencies in the valuation of the Company amongst the submitted materials.

        In early January 2007, the Company selected J.P. Morgan Securities Inc. ("JPMorgan") and Deutsche Bank Securities Inc. ("Deutsche Bank") as the lead underwriters in the IPO (the "Lead Underwriters"). Each Lead Underwriter delivered a revised valuation update, including an additional valuation assuming the consummation of a transaction similar to the Dividend Recapitalization. The valuation was based on more detailed financial information provided by the Company and included developments since November 2006. [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—11]

        On March 1, 2007, the Company held its organizational meeting with the Lead Underwriters and other members of the working group. The Company provided only limited financial information at that meeting, and there was no substantive discussion of the Company's valuation or a price range for the offering of its common stock.

        On March 23, 2007, the Lead Underwriters each delivered additional discussion materials, including a revised valuation update. The valuation was based on additional year-end financial information provided by the Company and included any developments since January 2007. [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—12]

Fair Value Determination for March 26, 2007 Option Grants

        Management distributed the Houlihan Report to the members of the Board on March 21, 2007 and reviewed the Houlihan Report with the Board at the meeting held March 26, 2007. After an interactive discussion regarding the analysis and results set forth in the Houlihan Report, the Board then reviewed certain developments since February 28, 2007 (including the approval of the Dividend Recapitalization), various quantitative and qualitative factors mentioned herein and the valuation analyses of the underwriters. The following significant factors were considered in particular:

Factors Suggesting a Higher Fair Value than the Houlihan Report [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—13]:

  •
  The increased prospects for the consummation of the IPO and the timeline for the filing of a registration statement than originally anticipated;

  •
  [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—14]

  •
  The Board's belief that the discounts for lack of control and marketability set forth in the Houlihan Report were too high given the pending IPO and the significant grant of Options at the meeting (adding to the increased diversity of the capitalization structure and the dilution of existing stockholders).

Factors Suggesting a Lower Fair Value than the Houlihan Report [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—15]:

  •
  The likelihood of a proposed Dividend Recapitalization.

Factors Suggesting a Lower Fair Value than the Lead Underwriters' [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—16]:

  •
  A discount for the lack of marketability of the shares to be issued upon exercise of the Options due to lock up restrictions;

  •
  The valuation set forth in the Houlihan Report;

  •
  A discount for the probability of failing to consummate the IPO; and

  •
  A discount for potentially falling short of 2008 projections from which the underwriters' valuations are based.

        Weighing these various factors in light of the Houlihan Report and the valuation analyses of the underwriters, the Board determined that the fair value per share of common stock as of March 26, 2007 on a fully-diluted, as-converted basis was $6.00.

Fair Value Determination on April 2, 2007

        In connection with the Options granted on April 2, 2007, the Board reviewed its prior determination of the Company's fair value on March 26, 2007 and considered the following significant factors:

Factors Suggesting a Fair Value equal to $6.00:

  •
  No significant changes in the results of operations of the Company during the period of March 26, 2007 to April 2, 2007;

  •
  No significant changes in the probability of achieving the Company's 2007-2008 projections since March 26, 2007; and

  •
  Other than as listed below, no other significant changes since March 26, 2007 to the quantitative and qualitative factors listed above.

Factors Suggesting a Higher Fair Value than $6.00:

        None.

Factors Suggesting a Lower Fair Value than $6.00:

  •
  The consummation of the Dividend Recapitalization, including (i) the adoption of a $28,000,000 Senior Credit Facility consisting of a 5-year revolving credit facility of $8,000,000 and a $20,000,000 5-year term loan with a 10% interest rate; (ii) a common stockholder dividend of $2.00 per share (or $41.3 million); (iii) a $17.4 million retirement of all preferred stock; and (iv) the exercise of a significant number of in-the-money options.

        After discussing these competing factors and those factors considered in the March 26, 2007 fair value determination, the Board determined that the fair value per share of common stock as of April 2, 2007 may have been lower than its previous determination of $6.00. However, in the interest of fairness and Company morale, the Board determined that pricing the Options, which were issued to the Company's executive officers, at $6.00 per share was in the best interest of the Company.

Conclusion

        The Company believes that the deemed fair values used as a basis for determining stock-based compensation expense under SFAS No. 123(R) in connection with the grant of the Options on March 26, 2007 and April 2, 2007 are reasonable and appropriate for the reasons described above. As a result, the Company believes that the resulting stock-based compensation expense of $3.6 million to be amortized over the vesting periods of the Options is reasonable.

ANNEX A

Category of holders of Options and date of grants	Shares subject to Options
March 26, 2007
Board of directors	0
Employees (non-executives)	830,000
Non-employees	30,000
April 2, 2007
Executive officers	300,000

Total	1,160,000

ANNEX B

Houlihan Report

        [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—17]

EXHIBIT B

Third Party Excerpts For Response To Comment No. 19

        [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—18]

B-1

EXHIBIT C

Analysis and Revisions for Response to Comment No. 45

Reference	Response—S-1 'as filed' on April 4, 2007	Response—Amendment No. 1
SFAS No. 123(R), Par. 64
An entity with one or more share-based payment arrangements shall disclose information that enables users of the financial statements to understand:
a. The nature and terms of such arrangements that existed during the period and the potential effects of those arrangements on shareholders	See Footnote 1.	No change.
b. The effect of compensation cost arising from share-based payment arrangements on the income statement.
	The Company adopted SFAS No. 123R using the prospective method. Additionally, the Company did not issue any stock options to employees during 2006, therefore there is no compensation expense during 2006. However, the pro forma effect of net income and earnings per share had the company applied SFAS 123(R) for years 2004 and 2005 is disclosed in Footnote 1.	No change.
c. The method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period	See Footnote 1.	No change.
d. The cash flow effects resulting from share-based payment arrangements.	See statement of cash flows.	No change.

FAS123(R), Par. 65

An entity that acquires goods or services other than employee services in share-based payment transactions shall provide disclosures similar to those required by paragraph 64 to the extent that those disclosures are important to an understanding of the effects of those transactions on the financial statements. In addition, an entity that has multiple share-based payment arrangements with employees shall disclose information separately for different types of awards under those arrangements to the extent that differences in the characteristics of the awards make separate disclosure important to an understanding of the entity's use of share-based compensation.	N/A—there were immaterial grants to nonemployees in 2004 and none in either 2005 or 2006. N/A — there are no significant differences in awards to employees under any of the Company's plans.	N/A — the March 26, 2007 grants included grants to six non-employees during the three months ended March 31, 2007 totaling options to acquire 30,000 shares of the Company's common stock. No change.
SFAS No. 123(R), Par. 84

In the period that this Statement is adopted, an entity shall disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. In addition, if awards under share-based payment arrangements with employees are accounted for under the intrinsic value method of Opinion 25 for any reporting period for which an income statement is presented, all public entities shall continue to provide the tabular presentation of the following information that was required by paragraph 45 of Statement 123 for all those periods:
No effect of adoption of SFAS No. 123(R) as the Company is using the prospective transition method and did not grant options in 2006.

	The pro forma effect on net income and EPS for years 2004 and 2005 is disclosed in Footnote 1.	No change.
a. Net income and basic and diluted earnings per share as reported	Footnote 1 for years 2004 and 2005.	No change.
b. The share-based employee compensation cost, net of related tax effects, included in net income as reported	Footnote 1 for years 2004 and 2005.	No change.

c. The share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards	Footnote 1 for years 2004 and 2005.	No change.
d. Pro forma net income as if the fair-value-based method had been applied to all awards	Footnote 1 for years 2004 and 2005.	No change.
e. Pro forma basic and diluted earnings per share as if the fair-value-based method had been applied to all awards.	Footnote 1 for years 2004 and 2005.	No change.
SFAS No. 123(R), Par. A240

The minimum information needed to achieve the disclosure objectives in paragraph 64 of this Statement is set forth below. To achieve those objectives, an entity should disclose the following information:

a. A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as the requisite service period(s) and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments. An entity shall disclose the method it uses for measuring compensation cost from share-based payment arrangements with employees.	A description of the Company's share-based payment arrangements is included in Footnote 6. The method of measuring compensation cost is disclosed in Footnote 1.	No change.
b. For the most recent year for which an income statement is provided:
(1) The number and weighted-average exercise prices (or conversion ratios) for each of the following groups of share options (or share units): (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.	(1) Footnote 6; no options have expired.	(1) See Footnote 6 for options issued in the three months ended March 31, 2007.

(2) The number and weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraphs 24 and 25 of this Statement) of equity instruments not specified in paragraph A240(b)(1) (for example, shares of nonvested stock), for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.	(2) N/A		(2) N/A
c. For each year for which an income statement is provided:
(1) The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 24 and 25 of this Statement) of equity options or other equity instruments granted during the year.	(1)	2004 and 2005 is disclosed in Footnote 6; no options were granted during 2006.	(1)	See Footnote 6 for options issued in the three months ended March 31, 2007.
(2) The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.	(2)	Intrinsic value of options exercised has been added to Footnote 6 of amended registration statement.	(2)	See Footnote 6 for options issued in the three months ended March 31, 2007.
		Intrinsic value of share based liabilities paid and total fair value of shares vested during the year is N/A.	No change.
d. For fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position:
(1) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value, and weighted-average remaining contractual term of options (or share units) outstanding.	(1)	See Footnote 6.	(1)	See Footnote 6 for options issued in the three months ended March 31, 2007.

(2) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) currently exercisable (or convertible).	(2)	See Footnote 6.		(2)	See Footnote 6 for options issued in the three months ended March 31, 2007.
e. For each year for which an income statement is presented:
(1) A description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements.	(1)	See Footnote 1.		(1)	No change.
(2) A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including (if applicable):	(2)			(2)

(a) Expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instrument.		(a)	Expected term disclosed for 2004 and 2005 in Footnote 1 — no options granted in 2006.		(a)	Expected term disclosed for options issued in the three months ended March 31, 2007 is included in Footnote 1.

(b) Expected volatility of the entity's shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A nonpublic entity that uses the calculated value method should disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.		(b)	Expected volatility disclosed for 2004 and 2005 in Footnote 1 — no options granted in 2006.		(b)	Expected volatility for options issued in the three months ended March 31, 2007 included in Footnote 1.

(c) Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.	(c)	Expected dividends disclosed for 2004 and 2005 in Footnote 1- no options granted in 2006.	(c)	Expected dividends for options issued in the three months ended March 31, 2007 is included in Footnote 1.
(d) Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.	(d)	Risk-free rate disclosed for 2004 and 2005 in Footnote 1 — no options granted in 2006.	(d)	Risk-free rate for options issued in the three months ended March 31, 2007 is included in Footnote 1.
(e) Discount for post-vesting restrictions and the method for estimating it.	(e)	N/A	(e)	N/A

f. An entity that grants equity or liability instruments under multiple share-based payment arrangements with employees shall provide the information specified in paragraphs A240(a)-(e) separately for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the entity's use of share-based compensation. For example, separate disclosure of weighted-average exercise prices (or conversion ratios) at the end of the year for options (or share units) with a fixed exercise price (or conversion ratio) and those with an indexed exercise price (or conversion ratio) could be important. It also could be important to segregate the number of options (or share units) not yet exercisable into those that will become exercisable (or convertible) based solely on fulfilling a service condition and those for which a performance condition must be met for the options (share units) to become exercisable (convertible). It could be equally important to provide separate disclosures for awards that are classified as equity and those classified as liabilities.	N/A			N/A
g. For each year for which an income statement is presented:
(1) Total compensation cost for share-based payment arrangements (a) recognized in income as well as the total recognized tax benefit related thereto and (b) the total compensation cost capitalized as part of the cost of an asset.	(1)	(a)	Years 2004 and 2005 fall under the prospective transition method whereby there is no compensation expense (as noted in footnote 1). No options were granted in 2006.	(1)	(a)	See Footnote 6 for compensation expense for options granted in the three months ended March 31, 2007.
		(b)	N/A		(b)	N/A

(2) A description of significant modifications, including the terms of the modifications, the number of employees affected, and the total incremental compensation cost resulting from the modifications.	(2) N/A, there have been no modifications.	(2) No change.
h. As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.	N/A — There were no nonvested awards whereby compensation cost was not yet recognized.	See Footnote 6.

i. If not separately disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period.	Disclosed in statement of cash flows and stockholders' equity. All stock options exercised in 2004, 2005 and 2006 were incentive stock options and therefore the Company received no tax benefit.	Disclosed in statement of cash flows and stockholders' equity. All stock options exercised in 2004, 2005 and 2006 were incentive stock options and therefore the Company received no tax benefit.
j. If not separately disclosed elsewhere, the amount of cash used to settle equity instruments granted under share-based payment arrangements.	N/A — none	No change.

k. A description of the entity's policy, if any, for issuing shares upon share option exercise (or share unit conversion), including the source of those shares (that is, new shares or treasury shares). If as a result of its policy, an entity expects to repurchase shares in the following annual period, the entity shall disclose an estimate of the amount (or a range, if more appropriate) of shares to be repurchased during that period.	Shares of common stock will be issued from previously unissued shares but could be issued from treasury shares — See Footnote 1.	No change.
SFAS No. 123(R), Par. A241	N/A	N/A
SFAS No. 123(R), Par. A242

In addition to the information required by this Statement, an entity may disclose supplemental information that it believes would be useful to investors and creditors, such as a range of values calculated on the basis of different assumptions, provided that the supplemental information is reasonable and does not lessen the prominence and credibility of the information required by this Statement. The alternative assumptions should be described to enable users of the financial statements to understand the basis for the supplemental information	N/A	N/A

QuickLinks

Stock-Based Compensation Information
Houlihan Report
Third Party Excerpts For Response To Comment No. 19
Analysis and Revisions for Response to Comment No. 45